UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the US Securities Exchange Act of 1934
(Amendment No. 5)

VIRGIN EXPRESS HOLDINGS PLC
(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE 10 CENTIMES EACH
(Title of Class of Securities)

92765K107 (American Depositary Shares)
(CUSIP Number)

Niall Ritchie
c/o La Motte Chambers
La Motte Street
St. Helier Jersey JE1 1BJ
011 44 1534 602 000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2003
(Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. 92765K107 (American Depositary Shares)	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Virgin Group Investments Limited (formerly Virgin Travel Limited)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,894,666

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,894,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,894,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.8

14	TYPE OF REPORTING PERSON HC, CO

2

CUSIP No. 92765K107 (American Depositary Shares)	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Virgin Retail Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,894,666

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,894,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,894,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.8

14	TYPE OF REPORTING PERSON HC, CO

3

CUSIP No. 92765K107 (American Depositary Shares)	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Virgin Sky Investments Limited (formerly Virgin Blue Investments Limited)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 2,894,666

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,894,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,894,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.8

14	TYPE OF REPORTING PERSON HC, CO

4

AMENDMENT NO. 5 TO
REPORT ON SCHEDULE 13D

Item 1. Security and Issuer

              This Amendment No. 5 to Report on Schedule 13D is being filed by Virgin Group Investments Limited (“VGIL”), formerly Virgin Travel Limited, Virgin Sky Investments Limited (“VSIL”), formerly Virgin Blue Investments Limited, and Virgin Retail Holdings Limited (“VRHL”) (VGIL, VSIL and VRHL are collectively referred to herein as the “Reporting Entities”). This Amendment hereby amends and supplements the Report on Schedule 13D, originally filed with the US Securities and Exchange Commission by Virgin Travel Limited, as predecessor to VGIL, on August 18, 1998 and amended by filings with the US Securities and Exchange Commission on September 10, 1998, October 9, 1998, November 23, 1998 and October 15, 2002 (the “Schedule 13D”) with respect to the Ordinary Shares, nominal value 10 centimes each, of Virgin Express Holdings plc (“Virgin Express Holdings”) which also trade in the United States in the form of American Depositary Shares (each of which represents one Share) directly evidenced by American Depositary Receipts (“ADRs”) and trade on the Brussels Stock Exchange in the form of International Depositary Shares (each of which represents one Share) directly evidenced by International Depositary Receipts (“IDRs”) (the ordinary shares held in ADR form, IDR form and those held directly in their local form are collectively referred to herein as the “Ordinary Shares”). The principal executive offices of the issuer, Virgin Express Holdings, are located at 120 Campden Hill Road, London, W8 7AR, England.

              Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background

              The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

              On October 30, 2002, Virgin Blue Investments Limited became Virgin Sky Investments Limited, a company organized under the laws of England and Wales. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of VSIL is set forth on Schedule B.

              VRHL is a holding company organized under the laws of the British Virgin Islands and a wholly-owned subsidiary of VGIL. The address of the principal business and principal office of VRHL is La Motte Chambers, St. Helier, Jersey JE1 1BJ. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of VGIL and VRHL is set forth on Schedule A and Schedule C respectively.

              Neither any of the Reporting Entities nor, to their knowledge, any person listed on the Schedules hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, US federal or state securities laws or finding any violation with respect to such laws.

5

Item 3. Source and Amount of Funds or Other Consideration

              The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

              On May 23, 2003, VRHL acquired the entire issued share capital of VSIL from VGIL. As consideration for the entire issued share capital of VSIL, an inter-company loan from VGIL to VRHL in the amount of £291,068,452 was effected and is to remain outstanding and payable on demand.

Item 4. Purpose of Transaction

              The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

              On May 23, 2003, VRHL acquired the entire issued share capital of VSIL for investment purposes in connection with a corporate restructuring of VGIL’s investment in Virgin Express Holdings. VGIL effectively transferred 2,894,666 Ordinary Shares held through its wholly-owned subsidiary, VSIL, to VRHL.

Item 5. Interest in Securities of the Issuer

              The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

              VSIL is the beneficial owner of 2,894,666 Ordinary Shares, representing 59.8% of the issued and outstanding Ordinary Shares. VSIL has shared power to vote and to dispose of 2,894,666 Ordinary Shares.

              Pursuant to its ownership of the entire issued and outstanding share capital of VSIL and its indirect control over the voting shares of VSIL, VRHL may be deemed to be the beneficial owner of 2,894,666 Ordinary Shares, representing 59.8% of the issued and outstanding Ordinary Shares. VRHL retains shared power to vote and to dispose of 2,894,666 Ordinary Shares.

              Pursuant to its ownership of the entire issued and outstanding share capital of VRHL and its indirect control over the voting shares of VRHL, VGIL may be deemed to be the beneficial owner of 2,894,666 Ordinary Shares, representing 59.8% of the issued and outstanding Ordinary Shares. VGIL retains shared power to vote and to dispose of 2,894,666 Ordinary Shares.

              Other than as set forth herein, VSIL, VRHL, and VGIL have not effected any transactions in the Ordinary Shares during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

              VGIL and VRHL have entered into a Sale Purchase Agreement dated May 23, 2003 pursuant to which VGIL has agreed to transfer the entire issued share capital of VSIL from VGIL to VRHL in consideration for a loan from VGIL to VRHL in the amount of £291,068,452 as described in Item 3 above. VGIL effectively transferred 2,894,666 Ordinary Shares held through its wholly-owned subsidiary, VSIL, to VRHL. The transaction was effected in connection with a corporate restructuring of VGIL’s investment in Virgin Express Holdings.

6

SIGNATURE

              After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

              Date: June 3, 2003

VIRGIN GROUP INVESTMENTS LIMITED

By: /s/ Frank Dearie
——————————————————
Name: Frank Dearie Title: Alternate Director to Niall M. Ritchie

VIRGIN RETAIL HOLDINGS LIMITED

By: /s/ Frank Dearie
——————————————————
Name: Frank Dearie Title: Alternate Director to Niall M. Ritchie

VIRGIN SKY INVESTMENTS LIMITED

By: /s/ Frank Dearie
——————————————————
Name: Frank Dearie Title: Alternate Director to Niall M. Ritchie

7

SCHEDULE A

DIRECTORS OF VIRGIN GROUP INVESTMENTS LIMITED

              Schedule A of Schedule 13D is hereby amended and restated by the following information:

              The name, business address and present principal occupation or employment of each of the directors of Virgin Group Investments Limited (“VGIL”) are set forth below. All of the directors are British citizens. There are no executive officers of VGIL.

Name	Business Address	Principal Occupation

Niall MacGregor Ritchie	La Motte Chambers	Trust Company Official
	La Motte Street	Abacus Group Services Limited
St. Helier
Jersey JE1 1BJ

Francis Dearie	La Motte Chambers	Trust Company Official
(Alternate to NM Ritchie)	La Motte Street	Abacus Group Services Limited
St. Helier
Jersey JE1 1BJ

Alison Jane Renouf	Lefebvre Court	Trust Company Official
	Lefebvre Street	Deutsche Bank International Limited
St. Peter Port
Guernsey GY1 3WT

Graham Steven Basham	Lefebvre Court	Trust Company Official
(Alternate to AJ Renouf)	Lefebvre Street	Deutsche Bank International Limited
St. Peter Port
Guernsey GY1 3WT

Sharon O’Callaghan	Lefebvre Court	Trust Company Official
(Alternate to AJ Renouf)	Lefebvre Street	Deutsche Bank International Limited
St. Peter Port
Guernsey GY1 3WT

Mark Poole	3-5 Cours de Rive	Group Finance Director
	Geneva	Virgin Investments S.A.
Switzerland 1204

Patrick Charles Kingdon McCall	3-5 Cours de Rive	Group Operations Director
(Alternate to Mark Poole)	Geneva	Virgin Investments S.A.
Switzerland 1204

A-1

SCHEDULE B

DIRECTORS OF
VIRGIN SKY INVESTMENTS LIMITED

              The name, business address and present principal occupation or employment of each of the directors of Virgin Sky Investments Limited (“VSIL”) are set forth below. All of the directors are British citizens. There are no executive officers of VSIL.

Name	Business Address	Principal Occupation

Niall MacGregor Ritchie	La Motte Chambers	Trust Company Official
	La Motte Street	Abacus Group Services Limited
St. Helier
Jersey JE1 1BJ

Francis Dearie	La Motte Chambers	Trust Company Official
(Alternate to NM Ritchie)	La Motte Street	Abacus Group Services Limited
St. Helier
Jersey JE1 1BJ

Alison Jane Renouf	Lefebvre Court	Trust Company Official
	Lefebvre Street	Deutsche Bank International Limited
St. Peter Port
Guernsey GY1 3WT

Graham Steven Basham	Lefebvre Court	Trust Company Official
(Alternate to AJ Renouf)	Lefebvre Street	Deutsche Bank International Limited
St. Peter Port
Guernsey GY1 3WT

Sharon O’Callaghan	Lefebvre Court	Trust Company Official
(Alternate to AJ Renouf)	Lefebvre Street	Deutsche Bank International Limited
St. Peter Port
Guernsey GY1 3WT

B-1

SCHEDULE C

DIRECTORS OF
VIRGIN RETAIL HOLDINGS LIMITED

              The name, business address and present principal occupation or employment of each of the directors of Virgin Retail Holdings Limited (“VRHL”) are set forth below. All of the directors are British citizens. There are no executive officers of VRHL.

Name	Business Address	Principal Occupation

Niall MacGregor Ritchie	La Motte Chambers	Trust Company Official
(Director and alternate to F Dearie)	La Motte Street	Abacus Group Services Limited
St. Helier
Jersey JE1 1BJ

Francis Dearie	La Motte Chambers	Trust Company Official
(Director and alternate to NM Ritchie)	La Motte Street	Abacus Group Services Limited
St. Helier
Jersey JE1 1BJ

Alison Jane Renouf	Lefebvre Court	Trust Company Official
	Lefebvre Street	Deutsche Bank International Limited
St. Peter Port
Guernsey GY1 3WT

Graham Steven Basham	Lefebvre Court	Trust Company Official
(Alternate to AJ Renouf)	Lefebvre Street	Deutsche Bank International Limited
St. Peter Port
Guernsey GY1 3WT

Sharon O’Callaghan	Lefebvre Court	Trust Company Official
(Alternate to AJ Renouf)	Lefebvre Street	Deutsche Bank International Limited
St. Peter Port
Guernsey GY1 3WT

C-1

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1	Share Purchase Agreement between Virgin Group Investments Limited and Virgin Retail Holdings Limited, dated May 23, 2003.